PROSPECTUS	Filed pursuant to Rule 424(b)(4) Registration No. 333-64966

SONUS PHARMACEUTICALS, INC.

1,745,000 Shares of Common Stock
($0.001 par value)

      This prospectus relates to the offer and sale from time to time of up to 1,745,000 shares of our common stock which are held by certain of our current stockholders named in this prospectus.

      The prices at which such stockholders may sell the shares in this offering will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

      Our common stock is traded on The Nasdaq National Market under the symbol “SNUS.” On October 4, 2001, the last reported sale price of our common stock was $4.00 per share.

See “Risk Factors” beginning on page 2 to read about the risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is October 5, 2001.

ABOUT SONUS PHARMACEUTICALS

      In this prospectus, the terms “Sonus”, the “Company”, “we”, “us”, and “our” refer to Sonus Pharmaceuticals, Inc.

      Sonus is engaged in the research and development of therapeutic drug delivery and oxygen delivery products utilizing our core technology in emulsion formulations. Based on this proprietary technology, we have developed the TOCOSOLTM drug delivery system to solubilize drugs that are poorly soluble in water. We are developing a cancer therapy product and a cardiovascular therapy product with the TOCOSOL technology. We are also developing an oxygen delivery product, which uses our core emulsion formulation technology and consists of stabilized fluorocarbon gas microbubbles for transporting oxygen.

      More comprehensive information about our products and us is available through our World Wide Web site at www.sonuspharma.com. The information on our Web site is not incorporated by reference into this prospectus. Our executive offices are located at 22026 20th Avenue S.E., Bothell, Washington 98021.

RECENT DEVELOPMENTS

      On August 6, 2001, we sold our ultrasound contrast patent portfolio and related assets to Nycomed Amersham for $6.5 million pursuant to a purchase agreement (the “Purchase Agreement”). The Purchase Agreement was entered into as a result of our decision to shift our strategic focus from ultrasound contrast to the development of our drug delivery products. As part of the Purchase Agreement, we also assigned to Nycomed our interest in the ultrasound contrast patent license agreement entered into with Chugai Pharmaceutical Co. Ltd. and Molecular Biosystems Inc. in January 2001. In addition, as part of the Purchase Agreement, Nycomed granted to Sonus an exclusive license to use the patents sold to Nycomed for biomedical purposes other than as ultrasound contrast agents. The previous license agreement between Sonus and Nycomed entered into in 1999 was terminated pursuant to the Purchase Agreement.

RISK FACTORS

      Your investment in our common stock involves a high degree of risk. You should consider the risks described below and the other information contained in this prospectus and incorporated by reference in this prospectus carefully before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition and operating results would be harmed. As a result, the trading price of our common stock could decline, and you could lose a part or all of your investment.

      If we fail to develop products, then we may never realize revenue from product commercialization.

      A key element of our business strategy is to utilize our technologies for the development and commercialization of drug delivery and oxygen delivery products. Our drug delivery technology is a new approach to the formulation of water insoluble compounds for therapeutic applications. Significant expenditures in additional research and development, clinical testing, regulatory, manufacturing, and sales and marketing activities will be necessary in order for us to commercialize any products developed with our technology. Even if we are successful in developing our products, there is no assurance that such products will receive regulatory approval or that a commercially viable market will develop. While it is our strategy to develop additional products under our drug delivery technology by entering into feasibility study agreements with companies who own active compounds, there can be no assurance that we will enter into any feasibility studies. Moreover, there can be no assurance that these feasibility studies will result in development or license agreements. Without feasibility studies or development or license agreements, we may need to scale back or terminate our efforts to develop other products using our drug delivery technology.

      We have a history of operating losses, and we may never become profitable.

      We have experienced significant accumulated losses since our inception, and are expected to incur net losses for the foreseeable future. These losses have resulted primarily from expenses associated with our research and development activities, including nonclinical and clinical trials, and general and administrative expenses. We incurred net losses of approximately $2.1 million for the year ended December 31, 2000, net income of $435,000 for the year ended December 31, 1999 and net losses of approximately $11.2 million for the year ended December 31, 1998. As of June 30, 2001, our accumulated deficit totaled approximately $31.7 million. We anticipate that our operating losses will continue as we further invest in research and development for our products. Even if we generate significant product revenues, there can be no assurance that we will be able to sustain profitability. Our results of operations have varied and will continue to vary significantly and depend on, among other factors:

•	Entering into new collaborative or product license agreements;

•	The timing of payments, if any, under collaborative partner agreements;

•	The timing and costs of clinical trials;

•	Costs related to obtaining, defending and enforcing patents.

      We will need additional capital in the future, and if it is not available on terms acceptable to us, or at all, we may need to scale back our development and commercialization activities.

      Our development efforts to date have consumed substantial amounts of cash, and we have generated only limited revenues from payments received from our contractual agreements. Based on our current operating plan, including planned clinical trials and other product development costs, we estimate that existing cash and marketable securities will be sufficient to meet our cash requirements through at least 2002. We will need additional capital to meet our cash requirements in the future. Our future capital requirements depend on many factors including:

•	Our ability to obtain and retain funding from third parties under contractual agreements;

•	Our progress on research and development programs and clinical trials;

•	The time and costs required to gain regulatory approvals;

•	The costs of filing, prosecuting and enforcing patents, patent applications, patent claims and trademarks;

•	The costs of marketing and distributing our products, if approved;

•	The status of competing products; and

•	The market acceptance and third-party reimbursement of our products, if approved.

      Any equity financing, if available, would likely result in substantial dilution to existing stockholders, and debt financing, if available, may include restrictive covenants. If we are unable to raise additional financing, we may have to reduce our expenditures, scale back our development of new products or license to others products that we otherwise would seek to commercialize ourselves.

      We depend on third parties for funding, clinical development and distribution.

      We are dependent on third parties for funding and performance of a variety of activities including research, clinical development and manufacturing our products. If we are unable to establish these arrangements with third parties, if they are terminated or the collaborations are not successful, we will be required to identify alternative partners to fund or perform research, clinical development, and/or manufacturing, which could have a material adverse effect on our business, financial condition and results of operations. Our success depends in part upon the performance by these collaborators of their responsibilities under these arrangements. We have no control over the resources that any potential partner may devote to the development and commercialization of products under these collaborations and our partners may fail to conduct their collaborative activities successfully or in a timely manner.

      Governmental regulatory requirements are lengthy and expensive and failure to obtain necessary approvals will prevent us or our collaborators from commercializing a product.

      We are subject to uncertain governmental regulatory requirements and a lengthy approval process for our products prior to any commercial sales of our products. The development and commercial use of our products are regulated by the U.S. Food and Drug Administration, or FDA, the European Medicines Evaluation Agency, or EMEA, and comparable international regulatory agencies. The regulatory approval process for new products is lengthy and expensive. Before we can file an application with the FDA and comparable international agencies, the product candidate must undergo extensive testing, including animal studies and human clinical trials that can take many years and may require substantial expenditures. Data obtained from such testing may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval may cause additional costs in our efforts to secure necessary approvals.

      Our drug delivery and blood substitute products are subject to significant uncertainty because they are in the early stages of development and regulatory approval. We have filed an Investigational New Drug Application, or IND, with the FDA and initiated a Phase I human clinical study in late 2000 for the first application of our TOCOSOL drug delivery technology, an injectable paclitaxel emulsion. We are also currently engaged in pre-clinical testing of a formulation of our TOCOSOL drug delivery product for cardiovascular treatment and our synthetic blood substitute product. The results of pre-clinical and clinical testing of our products are uncertain and regulatory approval of our products may take longer or be more expensive than anticipated, which could materially adversely affect our operating results. We cannot predict if or when any of our products under development will be commercialized.

      Future U.S. or international legislative or administrative actions also could prevent or delay regulatory approval of our products.

      Even if regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed. A marketed product also is subject to continual FDA, EMEA and other regulatory agency review and regulation. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. In addition, if marketing approval is obtained, the FDA, EMEA or other regulatory agency may require post-marketing testing and surveillance programs to monitor the product’s efficacy and side effects. Results of these post-marketing programs may prevent or limit the further marketing of a product.

      The markets for pharmaceutical products are highly competitive, and if we fail to compete effectively, our revenues will decline.

      The health care industry is characterized by extensive research efforts and rapid technological change. Competition in the development of pharmaceutical products is intense and expected to increase. We also believe that other medical and pharmaceutical companies will compete with us in the areas of research and development, acquisition of products and technology licenses, and the manufacturing and marketing of our products. Success in these fields will be based primarily on:

•	Efficacy;

•	Safety;

•	Ease of administration;

•	Breadth of approved indications; and

•	Physician, healthcare payer and patient acceptance.

      Many of our competitors and potential competitors have substantially greater financial, technical and human resources than we do and have substantially greater experience in developing products, obtaining regulatory approvals and marketing and manufacturing medical products. Accordingly, these competitors may succeed in obtaining FDA approval for their products more rapidly than us. In addition, other technologies or products may be developed that have an entirely different approach that would render our technology and products noncompetitive or obsolete.

      We rely on third party suppliers and manufacturers to produce products that we develop and failure to retain such suppliers and manufacturers would adversely impact our ability to commercialize our products.

      We currently rely on third parties to supply the chemical ingredients necessary for our drug delivery and oxygen delivery products. The chemical ingredients for our products are manufactured by a limited number of vendors. The inability of these vendors to supply medical-grade materials to us could delay the manufacturing of, or cause us to cease the manufacturing of our products. We also rely on third parties to manufacture our products for research and development and clinical trials. Suppliers and manufacturers of our products must operate under GMP regulations, as required by the FDA, and there are a limited number of contract manufacturers that operate under GMP regulations. We are currently analyzing whether or not to develop an in-house manufacturing capability. If we do not develop an in-house manufacturing capability or we are not able to identify and qualify alternative contract manufacturers, we may not be able to produce the required amount of our products for research and development and clinical trials. Failure to retain qualified suppliers and manufacturers will delay our research and development efforts as well as the time it takes to commercialize our products, which could materially adversely affect our operating results.

      If we fail to secure adequate intellectual property protection or become involved in an intellectual property dispute, it could significantly harm our financial results and ability to compete.

      Our success will depend, in part, on our ability to obtain and defend patents and protect trade secrets. We currently have 11 patent applications filed in the United States pertaining to our TOCOSOL drug delivery technology as well as counterpart filings in Europe and key countries in Asia and Latin America. The patent position of medical and pharmaceutical companies is highly uncertain and involves complex legal and factual questions. There can be no assurance that any claims which are included in pending or future patent applications will be issued, that any issued patents will provide us with competitive advantages or will not be challenged by third parties, or that the existing or future patents of third parties will not have an adverse effect on our ability to commercialize our products. Furthermore, there can be no assurance that other companies will not independently develop similar products, duplicate any of our products or design around patents that may be issued to us. Litigation may be necessary to enforce any patents issued to us or to determine the scope and validity of others’ proprietary rights in court or administrative proceedings. Any litigation or administrative proceeding could result in substantial costs to us and distraction of our management. An adverse ruling in any litigation or administrative proceeding could have a material adverse effect on our business, financial condition and results of operations.

      Our commercial success will depend in part on not infringing patents issued to competitors.

      There can be no assurance that patents belonging to competitors will not require us to alter our products or processes, pay licensing fees or cease development of our current or future products. Any litigation regarding infringement could result in substantial costs to us and distraction of our management, and any adverse ruling in any litigation could have a material adverse effect on our business, financial condition and results of operations. Further, there can be no assurance that we will be able to license other technology that we may require at a reasonable cost or at all. Failure by us to obtain a license to any technology that we may require to commercialize our products would have a material adverse effect on our business, financial condition and results of operations. In addition, to determine the priority of inventions and the ultimate ownership of patents, we may participate in interference, reissue or re-examination proceedings conducted by the U.S. Patent and Trademark Office (“PTO”) or in proceedings before international agencies with respect to any of our existing patents or patent applications or any future patents or applications, any of which could result in loss of ownership of existing, issued patents, substantial costs to us and distraction of our management.

      The success of our products will depend on the acceptance of our products by third party payers.

      Our ability to successfully commercialize products that we develop will depend, in part, upon the extent to which reimbursement of the cost of such products will be available from domestic and international health administration authorities, private health insurers and other payer organizations. Third party payers are increasingly challenging the price of medical and pharmaceutical products and services or restricting the use of certain procedures in an attempt to limit costs. Further, significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available.

      Failure to satisfy Nasdaq National Market Listing requirements may result in our stock being delisted from the Nasdaq National Market.

      Our common stock is currently listed on the Nasdaq National Market under the symbol “SNUS.” For continued inclusion on the Nasdaq National Market, we must maintain among other requirements net tangible assets of at least $4.0 million, a minimum bid price of $1.00 per share, and a market value of our public float of at least $5.0 million. In the event that we fail to satisfy the listing standards on a continuous basis, our common stock may be removed from listing on the Nasdaq National Market. If our common stock is delisted from the Nasdaq National Market, trading of our common stock, if any, would be conducted in the over-the-counter market in the so-called “pink sheets” or, if available, the NASD’s “Electronic Bulletin Board.” As a result, stockholders could find it more difficult to dispose of, or to obtain accurate quotations as to the value of, our common stock, and the trading price per share could be reduced.

      The value of our common stock could change significantly over a short period of time.

      The market price of our common stock has fluctuated significantly. In the first quarter of 2001, the price of our common stock traded as high as $3.25 per share and as low as $.53 per share. In the second quarter of 2001, the price of our common stock traded as high as $3.80 per share and as low as $.94 per share. From the beginning of the third quarter through August 22, 2001, our common stock has traded as high as $4.59 per share and as low as $3.07 per share. The market price of our common stock may continue to fluctuate significantly and these fluctuations may be unrelated to operating performance.

      Announcements by us or our perceived competitors concerning technological innovations, new products, proposed governmental regulations or actions, developments or disputes relating to patents or other proprietary rights, and other factors that affect the market generally could significantly impact our business and the market price of our common stock.

      If we lose our key personnel or are unable to attract and retain qualified scientific and management personnel, we may be unable to become profitable.

      We are highly dependent on our key executives. The loss of any of these key executives or the inability to recruit and retain qualified scientific personnel to perform research and development and qualified management personnel could have a material adverse effect on our business, financial condition and results of operations. We do not have employment contracts with any of our key personnel and we do not maintain insurance policies that would compensate us for the loss of their services. There can be no assurance that we will be able to attract and retain such personnel on acceptable terms, if at all, given the competition for experienced scientists and other personnel among numerous medical and pharmaceutical companies, universities and research institutions.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that are based on current expectations, estimates and projections about our industry, management's beliefs, and assumptions made by management. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any forward-looking statements. The risks and uncertainties include those noted in “Risk Factors” above and in the documents incorporated by reference.

USE OF PROCEEDS

      The proceeds from the sale of each selling stockholder’s common stock will belong to that selling stockholder. We will not receive any proceeds from such sales.

SELLING STOCKHOLDERS

      We issued 1,745,000 shares of common stock on June 15, 2001 in a private placement to the stockholders set forth below. Pursuant to a Registration Rights Agreement dated June 15, 2001, we agreed to file this registration statement with the Securities and Exchange Commission to register the shares of our common stock we issued to those stockholders for resale by them, and to keep the registration statement effective until either the shares registered hereunder are sold or the shares registered hereunder can be sold without registration and without restriction. The registration statement of which this prospectus is a part was filed with the Securities and Exchange Commission pursuant to the Registration Rights Agreement.

      The following table sets forth: (1) the name of each of the selling stockholders for whom we are registering shares under this registration statement; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering; (3) the number of shares of our common stock being offered pursuant to this prospectus; and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering.

				Percentage
				of Common
				Stock
				Owned
		Common Stock	Common Stock	Upon
	Common Stock	Being Offered	Owned Upon	Completion
	Owned Prior to	Pursuant to this	Completion of	of this
Name(1)	the Offering	Prospectus	this Offering	Offering

Orion Biomedical Fund, LP	440,089	440,089	0	*

Perceptive Life Master Fund	360,000	360,000	0	*

PW Eucalyptus Fund, LLC	150,000	150,000	0	*

Caduceus Capital Trust	125,000	125,000	0	*

Quogue Capital, LLC	100,000	100,000	0	*

Orion Biomedical Offshore Fund, LP	95,625	95,625	0	*

Expedition Capital, LLC	85,000	85,000	0	*

Steve M. Oliveira	71,500	71,500	0	*

Caduceus Capital II, LP	70,000	70,000	0	*

Herriot Tabuteau	62,786	62,786	0	*

Lance Willsey	50,000	50,000	0	*

Brian S. Wornow	48,000	48,000	0	*

Joseph E. Edelman	36,000	36,000	0	*

Sandspoint Partners	36,000	36,000	0	*

PW Eucalyptus Fund, Ltd.	15,000	15,000	0	*

Total	1,745,000	1,745,000

*	Less than 1%

(1)	To our knowledge, the number of shares of common stock which the above-named investors owned prior to this offering consists solely of those shares of common stock issued in connection with the Securities Purchase Agreement that we entered into with the above-named investors on June 14, 2001.

PLAN OF DISTRIBUTION

      We will not receive any part of the proceeds from the sale of common stock offered pursuant to this prospectus. The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on The Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms than obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

      We will bear all costs, expenses and fees in connection with the registration of the shares covered by this prospectus. The selling stockholders will pay any applicable underwriters’ commissions and expenses, brokerage fees or transfer taxes. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

      The validity of the shares of common stock offered hereby will be passed on by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

      Ernst & Young LLP, Independent Auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a Registration Statement on Form S-3 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

      We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements, other information and a copy of the Registration Statement may be inspected by anyone without charge and copies of these materials may be obtained upon the payment of the fees prescribed by the Securities and Exchange Commission, at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Registration Statement and the reports, proxy statements and other information filed by us are also available through the Securities and Exchange Commission’s website on the World Wide Web at the following address: http://www.sec.gov.

INCORPORATION BY REFERENCE

      The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring to those documents. We incorporate by reference the documents listed below and any additional documents filed by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated. The information we incorporate by reference is an important part of this prospectus, and any information that we file later with the Securities and Exchange Commission will automatically update and supersede this information.

      We hereby incorporate by reference the following documents:

1.	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 7, 2001, as amended by the Form 10-K/A filed with the SEC on September 28, 2001;

2.	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 as filed with the SEC on May 10, 2001, as amended by the Form 10-Q/A filed with the SEC on September 28, 2001;

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 as filed with the SEC on August 7, 2001, as amended by the Form 10-Q/A filed with the SEC on September 28, 2001;

4.	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description;

5.	All other reports filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering.

      You may request a copy of these filings, at no cost, by writing or calling us at Sonus Pharmaceuticals, Inc., 22026 20th Avenue S.E., Bothell, Washington 98021, telephone number (425) 487-9500.